EXHIBIT A: Joint Filing Agreement

We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: February 13, 2012

Xiaotong Wang	/s/ Xiaotong Wang
Xiaotong Wang

Global Wise Technologies Ltd.	By:	/s/ Xiaotong Wang
Name: Xiaotong Wang
Title: Director